i Trade Finance Inc.

22 July 2002

AMS Homecare Inc.

1498 Cliveden Avenue

 Delta, BC V3M 6L9

Attention: Ms. Rani Gill, President

Dear Ms. Gill

Financing Agreement

i Trade Finance Inc. ("ITFI") is pleased to confirm the terms and conditions upon which ITFI is prepared to assist you in financing orders placed by you for the purchase of goods, and to finance the amounts which are, or will become, payable by you to various suppliers in Taiwan and Korea (the "Exporters") under the Contract or Purchase Order described in Schedule 1 attached ("Supply Contract") as follows:

i)

The amounts financed will be evidenced by Bills of Exchange (B1E) drawn by ITFI on you and made payable to ITFI, and

ii)

ITFI will issue either a Purchase Order Confirmation ("POC") or Letter of Credit ("UC") in the form of the attached Schedule 2, to the Exporter on your behalf in respect of your payment obligations under the Supply Contract, and

iii)

Pay the Exporter each amount stipulated under the POC, subject to the terms and conditions of this agreement.

The following are the terms and conditions and the documentary process:

1.

Acceptance of B/E:

a)

Upon receipt from the Exporter of the originals of the required documents detailed in the Supply Contract and in the P_C or UC, ITFI will dispatch those Trade Documents, together with the BIE, to Scotiabank ("Collecting Bank"). The Collecting Bank will be instructed to handle the documents on a Documents on Acceptance (DOA) basis, subject to the Uniform Rules for Collections Brochure 522 (ICG).

b)

Within 24 hours of presentation to you of the BIE for acceptance by the Collecting Bank, you hereby agree to accept them.

c)

Upon your acceptance of the BIE's, you will deliver them to the Collecting Bank and instruct the

Collecting Bank to advise ITFI through HSBC Bank Canada, Toronto by authenticated swift/telex, that the BIE's have been duly accepted and they are being held by the Collecting Bank to the order of ITFI.

d)

Ref (a), above, ITFI will notify you by fax prior to dispatch, in the form of the attached Schedule 3, the details of the BlE's drawn on you and sent on collection as described above. In the event of any disagreement, you  hereby undertake to advise ITFI urgently by return fax.

Suite 409 - 200 Consumers Road, Toronto, ON. M2J 4R4 . Tel (416) 492- 7773 . Fax (416) 492-7749

2.

Disbursement of BIE:

i)

Within two business days of receipt by ITFI of a tested telex/swift from the Collecting Bank advising that the corresponding BIE has been duly accepted by you, and is being held by the Collecting Bank to the order of ITFI, in accordance with this agreement, ITFI will pay to your order the Supply Contract amount due to the Exporter, less any discounts applicable ("Supplier Payment"). You accordingly hereby irrevocably instruct ITFI to make the Supplier Payment on the respective BIE Disbursement Date, direc6y to the Exporter.

ii)

The face amount of each such BIE shall be determined by ITFI to be:

(a)

The corresponding Supplier Payment plus

(b)

The amount of interest payable to ITFI under Section 2(a) below, _

(c)

The amount of the confirmation fee payable to ITFI under Section 3 below.

(a) Interest: Interest will be added to the amount of the corresponding Supplier Payment in computing the face amount of each B/E calculated from the date of dispatch of the required documents by ITFI (as detailed in paragraph 1 above) to the date which is three business days after the date of the maturity of the B/E as notified to you pursuant to Section 1 d) above (the "Term"). Interest will be calculated at the rate of 1.75% per annum over HSBC Bank Canada, Toronto's Prime Rate or at the rate of 1.75% per annum over HSBC Bank Canada, Toronto's US Base Rate as that Bank defines those terms, for the Term as determined by ITFI based on the actual number of days in the Term divided by 365 in the case of Canadian Dollars or 360 days in the case of US Dollars.

(b) Default Interest

Interest on the face amount of any B/E not paid on its due date shall accrue and be payable after maturity, default and judgment until the date that payment in full is received, at the rate of 5% per annum over the applicable Prime Rate as defined in (a) above.

A default in the payment of anyone BIE on its due date shall constitute a default in the payment of any other outstanding BIE at the date of default whether the B/E is due or not due for payment. In the event of default all obligations created under this Agreement will therefore become immediately due and payable.

3.

Confirmation Fee: You agree to pay ITFI a non-refundable Confirmation fee (risk fee) calculated at the rate of 0.75% flat of the Supply Payment component of each B/E for each 3O-day period or part thereof during the period from the issue date of each POC to the maturity date of each corresponding B/E. This amount will also be included in computing the face amount of each B/E.

4.

Insurance: Subject to the continuing availability of Credits insurance (which has been arranged by i Trade Finance under their policy with Euler ACI) with costs to be borne by ITFI .

5.

Out of Pocket Expenses: Any and all other Bank charges including Bank wire charges and local collection fees are for the account of the Importer.

6.

 Letter of Credit Fees: If an L/C is issued on behalf of the Importer, an issuance fee of 0.55% for each 30 days or part thereof that the L/C is outstanding, calculated from the date of issuance of each L/C by ITFI to the final negotiation date of each UC. Calculations will be based on the face amount of each UC issued. There will be a negotiation fee of 0.10% for each draw under each L/C.

7.

Collection Charge: ITFI shall charge USD 200.00 for each B/E sent on Collection to the Importer.

Suite 409 - 200 Consumers Road, Toronto, ON. M2J 4R4 . Tel (416) 492- 7773 . Fax (416) 492-7749

8.

Conditions: ITFl's obligation to disburse against each accepted BIE is conditional upon tile following:

a)

each representation and warranty made by you herein and in each certificate, opinion or statement delivered pursuant hereto, being true and accurate in all respects on the corresponding B/E Disbursement Date;

b)

your having duly performed and complied with all of the obligations, terms and conditions in this agreement and in the Supply Contract

9.

Representations and Warranties: You hereby represent and warrant to ITFI as follows:

a)

you have the power to enter into and deliver this agreement and accept the BIE in the manner herein contemplated and you have taken all necessary corporate, statutory, regulatory and other action required to authorize the execution and performance of this agreement and the acceptance of the B/E;

b)

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this agreement, the BIE or your acceptance of the B/E that any of them or that this, or any other agreement, document, or instrument be filed, recorded or enrolled with any court or governmental authority, consents, authorizations, or approvals be obtained with respect thereto or that any of them be stamped with any stamp, registration or similar transaction duty or tax.

c)

this agreement and each BIE constitutes your valid, legal and binding obligations enforceable against you in accordance with their respective terms; and

d)

each BIE represents a genuine and valid claim against you issued in conformity with the Supply Contract and corresponding Trade Documents.

e)

to supply at any time upon request such information concerning your business as ITFI may require, including financial statements in such form as ITFI may prescribe.

f)

you are not in default on any other payments due to the Exporter.

These representations and warranties shall be deemed repeated on each BIE Disbursement Date and shall survive and not merge with any issuance or acceptance of BIE hereunder.

10.

Prepayment

Allowed only where interest is based upon floating rates, subject to prior notice and agreement and subject to a prepayment fee, which shall not exceed 0.25% flat of the face amount of the B/E prepaid.

If the Borrower prepays any portion of any Bill of Exchange outstanding hereunder which is accruing interest based on a fixed interest rate arrangement, on a date other than the expiry date of the Bill of Exchange, the Borrower hereby undertakes to pay any and all breakage costs associated with such prepayment

11.

Covenants: You agree that you will:

a)

from time to time at and upon ITFI's request promptly and duly execute and deliver any and all such further documents and instruments and render all such assistance as ITFI may reasonably require for the purpose of enabling ITFI to obtain the full benefit and payment of each B/E;

b)

duly perform all of your obligations under the Supply Contract and promptly inform ITFI of any breach or default by you or by the Exporter thereunder;

c)

 refrain from any action which might in any way prejudice or limit ITFI's rights under the B/E and forthwith pay to ITFI or to its order each amount payable under each BIE on its maturity date;

d)

not create or permit to subsist any security interest or other adverse claim over all or any of the B/E or any of your rights, title and interest in and to the Supply Contract;

e)

forthwith pay to ITFI any and all bank charges payable in connection with the transactions contemplated by this agreement including bank wire and collection charges.

f)

AMS Homecare Inc. covenants and agrees that no public or private official was offered a reward or other advantage or benefit; outside of normal commercial practice, that would be construed by a competent court in the Province of Ontario as in contravention of the Corruption of Foreign Public Officials Act and further covenants and agrees that no monies exchanged in respect to this financing agreement could be considered as "proceeds of crime" as defined under the Proceeds of Crime (Money Laundering)Act.

12.

Payments: All payments to be made by you hereunder and under each BIE shall be made without setoff or counterclaim and free and clear of and without deduction for or on account of any fees, deductions, withholdings, levies, taxes or other charges of any nature or kind ("Taxes"). If any Taxes are levied, deducted or withheld on any payments made by you hereunder, you will pay to ITFI such additional amounts as are necessary to ensure that the net amount actually received and retained by ITFI (free and clear of such Taxes) will equal the full amount of the payment ITFI would have received had no such Taxes been levied, deducted or withheld.

All payments to be made by you hereunder and under each BIE shall be made in CAD or USD in immediately available, freely transferable, cleared funds to ITFl's account with HSBC Bank Canada, 70 York Street Toronto, Ontario for credit to account number 002-185156-001 if in Canadian Dollars or account number 002-185156-070 if in US Dollars.

In addition, you shall be responsible to repay to ITFI on demand all of its reasonable costs and expenses, including legal fees of enforcement of any BIE and/or ITFl's rights under this financing agreement

13.

Assignments: You may not assign or otherwise transfer any of your rights, benefits or obligations under this agreement. ITFI may assign or otherwise transfer all or any part of its rights, benefits and obligations under this agreement and under the B/E and ITFI may disclose to each potential assignee or other transferee such information about this transaction, as ITFI may consider appropriate.

14.

Business Dav: For the purposes hereof and the Schedules hereto "business day" shall mean a day on which banks are open for commercial banking and foreign exchange business in Toronto, Ontario, Canada.

15.

Equivalent Clause: For the purpose of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under this Agreement that is calculated on any basis other than a full calendar year its equivalent may be determined by multiplying such rate by a fraction the numerator of which is the actual number of days in the calendar year in which such yearly rate of interest is to be ascertained and the denominator of which is the number of days comprising such other basis.

16.

Law: This agreement shall be govemed by, and interpreted and construed in accordance with, the laws in force in the Province of Ontario, Canada (excluding any conflict of laws rule or principle which might refer such interpretation or construction to the laws of another jurisdiction).

17.

Continuing Agreement: This agreement is a continuing agreement and is operative to finance further Contracts or Purchase Orders up to an aggregate value of CAD 200,000 including purchase orders confirmed but not yet financed, subject to changes mutually agreed by way of addenda to this agreement and Schedules 1,2 and 3. It is hereby agreed that any addenda when accepted by both parties will be binding.

18.

Terms: Up to 90 days from the date a POC or UC is issued until the maturity date of each BIE.

19.

Limit: CAD 200,000 (or as may be amended from time to time).

20.

Security/Documentation:

i) BiII(s) of Exchange for each shipment(s) to be drawn on the Importer by ITFI and accepted by the Importer in the manner described above.

ii) This Financing Agreement to be signed by the Importer.

iii) Purchase Order Confirmation (POC) to be signed by the Exporter.

iv) Certification that the Importer is not in default on any other payments due to the Exporter(s).

v) Postponement (Subordination) of Shareholder Loans.

vi) Shipping Documentation to include purchase orders, invoices, original Bills of Lading and any other documents as required.

vii) Specific waiver under Importer's General Security Agreement with Scotiabank for the goods financed by ITFLThis has already been received by ITFI.

viii)Letter of Credit Indemnity signed by the Importer.

21.

Liability: ITFI shall not be responsible for any act, neglect, error, default, omission, performance, insolvency or failure in business of any of their correspondents or agents or of the supplier carriers or insurers of the goods or any other person and neither they nor their correspondents or agents shall be responsible for the delay in arrival or failure to arrive of either the goods or any of the documents related thereto or for the description, quality, quantity, weight, condition, packing or delivery value or existence of fitness for your purpose of the goods and your obligations under the terms hereof, and under the BIE of Exchange drawn pursuant to these arrangements shall remain unaffected by any dispute you may have with or claim you may have against the supplier or any other party in relation to goods supplied by the supplier, their shipment insurance or any other matter whatsoever.

22.

In consideration of ITFI providing, at your request, a documentary credit (or standby) in favour of your Exporter, you hereby irrevocably agree to indemnify and hold harmless ITFI for any and all costs, losses, damages, expenses and other outlays (collectively "costs") which ITFI may suffer pursuant to its guarantee to be given to HSBC Bank Canada("Bank") in connection with the issue by the Bank of the letter of credit for the benefit of the Importer the form of which is attached as Appendix A to this Financing Agreement You undertake to pay immediately to ITFI, on its demand, any and all costs and liabilities for costs which ITFI shall incur to Bank under any counter indemnity given by ITFI to Bank to procure the issue of the UC, plus interest thereon at the rate of 1.75% per annum (calculated and payable monthly until paid)]

Please confirm your agreement to these terms and conditions by countersigning and returning to ITFI the en copy hereof. If ITFI does not receive such countersigned copy by 26 July 2002 this agreement shall be of no effect, unless ITFI agrees otherwise.

n Behalf of i Trade Finance Inc.:

Agreed and confirmed for and on Behalf of: AMS Homecare Inc.

RANI GILL

Authorized Signature

RANI GILL, PRESIDENT

Name and TItle of Authorized Signature